Filed Pursuant to 424b(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 1 DATED APRIL 29, 2010

TO THE PROSPECTUS DATED APRIL 29, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 30, 2010. The purpose of this Supplement No. 1 is to disclose:

•	the status of our public offerings;

•	selected financial data;

•	information regarding our distributions;

•	our performance — funds from operations and modified funds from operations;

•	our property performance — net operating income; and

•	fees and reimbursements paid to our advisor.

Status of Our Public Offerings

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of April 21, 2010, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 4,897,798 shares of our common stock, or $48,436,355, including shares issued under our distribution reinvestment plan. As of April 21, 2010, 84,043,198 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. Our follow-on offering is expected to terminate on or before July 28, 2011.

Selected Financial Data

The following selected financial data should be read with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto incorporated by reference into the prospectus. Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized consolidated financial information, including balance sheet data, statement of operations data, and statement of cash flows data in a format consistent with our consolidated financial statements.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Operating Data:
Revenues	$15,344,761	$11,589,811	$5,595,622	$1,530,502	$16,243
Loss before equity in earnings and noncontrolling interest	(6,337,842)	(2,689,447)	(1,627,801)	(855,811)	(83,728)
Equity in earnings from real estate joint venture	81,153	88,224	83,896	75,226	14,987
Noncontrolling interest	1,784,767	242,673	219,437	(127,817)	(7,200)
Net loss attributable to Company	(4,471,922)	(2,358,550)	(1,324,468)	(652,768)	(61,541)
Loss per common share (basic and diluted)	(1.09)	(0.73)	(0.75)	(1.42)	(5.01)
Distributions declared per common share	0.60	0.60	0.60	0.60	0.0048
Weighted average shares of common stock outstanding (basic and diluted)	4,086,673	3,219,095	1,758,564	458,658	12,291

	As of December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data:
Total real estate, net	$152,628,325	$125,746,514	$55,763,626	$41,066,742	—
Total assets	160,931,602	136,066,319	64,863,407	44,774,940	$1,976,197
Mortgages payable	121,365,972	98,729,308	43,879,125	32,850,000	—

Information Regarding our Distributions

We pay distributions on a monthly basis. Since January 2006, for the month ended December 31, 2005, we have paid a 6.0% per annum distribution. We paid $2,410,031 in distributions in the fiscal year ended December 31, 2009. Of the $2,410,031 distributions, $1,077,893 was paid in cash and $1,332,138 was paid through the distribution reinvestment plan in the form of additional shares issued.

The following chart compares cash distributions received from each of our investments during the year ended December 31, 2009, the year ended December 31, 2008 and from inception to date.

	Summary of Cash Distributions from Investments			Summary of Distributions Paid to Stockholders
	Year ended December 31, 2008	Year ended December 31, 2009	Inception to date as of December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2009	Inception to date as of December 31, 2009
801 Fiber Optic	$140,600	$148,000	$631,817
Champion Farms Apartments	428,129	395,196	1,383,188
Fieldstone Apartments	397,865	424,380	1,126,180
Pinehurst Apartment Homes	217,020	217,020	497,808
Pheasant Run Apartments	237,792	237,792	537,638
Retreat Apartments	301,866	256,500	558,366
Hilltop Apartments	92,050	120,750	212,800
Conifer Crossing	138,125	244,375	382,500
Two and Five Governor Park	—	224,375	224,375
Lofton Place Apartments(1)	—	90,000	90,000
Beechwood Gardens Apartments(2)	—	—	—
Total	$1,953,447	$2,358,384	$5,644,663	$1,878,155	$2,410,031	$5,505,885

(1)	We acquired our interest in Lofton Place Apartments on October 1, 2009.
(2)	We acquired our interest in Beechwood Gardens Apartments on December 16, 2009.

As shown in the previous tables, cash distributions from our investments have exceeded the cumulative distributions paid since inception through December 31, 2009. However, for the year ended December 31, 2009, net cash used in operating activities was $84,387. For the year ended December 31, 2008, net cash provided by operating activities was $1,324,628, which was less than the amount of distributions paid in cash. The following table presents the amount of distributions paid and the source of the payment of such distributions for each of the last four quarters ended December 31, 2009.

	Three Months Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Distributions paid in cash	$297,726	$283,387	$264,951	$231,829
Distributions reinvested	$346,884	$338,685	$329,331	$317,238
Total distributions	$644,610	$622,072	$594,282	$549,067
Source of distributions:
Cash flow from operations	$(714,238)	$47,083	$(141,755)	$231,829
Excess cash flow from operations for prior periods	1,011,964	236,304	406,706	0
Proceeds from the issuance of common stock	$348,884	$338,685	$329,331	$317,238
Total sources	$646,610	$622,072	$594,282	$549,067

Although the distributions from our properties have generally exceeded the distributions paid to our stockholders, Paladin Advisors has paid expenses on our behalf, and Paladin Advisors has deferred the reimbursement of a portion of these expense payments and from time to time has deferred certain other fees owed to it. We are dependent on Paladin Advisors to support our financial position currently because of our small size. As we continue to grow by selling shares in this offering and by making additional investments, we expect to be able to finance our operations without advances from and deferrals of fees otherwise payable to Paladin Advisors.

For the year ended December 31, 2009, Paladin Advisors and its affiliates had incurred on our behalf $686,419 in general and administrative expenses. Pursuant to the terms of the Advisory Agreement, Paladin Advisors has deferred (without interest) repayment of these expenses. The payment of these obligations may impact our ability to pay future distributions. Paladin Advisors is not obligated to either pay expenses on our behalf or defer reimbursements of such expense payments or fees in future periods. If Paladin Advisors were to cease paying expenses on our behalf or deferring reimbursement of expenses or fees, our ability to pay distributions to our stockholders could be adversely affected, and we may be unable to pay distributions to our stockholders, or such distributions could decrease significantly. Additionally, if Paladin Advisors continues to pay expenses on our behalf and/or defer reimbursement of expense payments or fees, the ultimate repayment of these obligations could adversely impact on our ability to pay distributions in future periods as well as potentially adversely impact the value of an investment in the Company.

The amount of distributions to be distributed to our stockholders in the future will be determined by our board of directors and are dependent on a number of factors, including funds available for payment of distributions (including whether Paladin Advisors continues to pay expenses and/or defer reimbursement of expense payments or fees), our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code, any limitations imposed by the terms of indebtedness we may incur and other factors.

Information Regarding Share Redemptions

During the year ended December 31, 2009, we received requests to redeem 245,343 shares of common stock, of which we redeemed 143,240 shares of common stock for approximately $1,330,188 ($9.30 per share). We funded these redemptions exclusively from proceeds we received in our distribution reinvestment plan. For the same period, due to the limitations of our program, we were not able to redeem 102,103 shares of common stock. During the quarter ended March 31, 2010, we redeemed 38,239 of these shares with additional proceeds received in our distribution reinvestment plan during the period.

During the quarter ended March 31, 2010, we also received additional requests to redeem 52,963 shares of common stock. In April 2010, we redeemed 13,227 shares of common stock for approximately $123,008 ($9.30 per share). We funded these redemptions exclusively from proceeds we received in our distribution reinvestment plan. Pursuant to the terms of our share redemption program and subject to available funding from proceeds received in our distribution reinvestment plan, we will redeem the remaining 103,601 shares requested with funds received from our distribution reinvestment plan in subsequent months.

Our Performance — Funds From Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds from Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as us. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Factors that impact FFO include non cash GAAP income and expenses, one-time non recurring costs, timing of acquisitions, yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other measurements as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-operating items included in FFO, as defined. Therefore, we use modified funds from operations, or MFFO, which excludes from FFO one-time, non recurring charges and acquisition expenses, to further evaluate our operating performance. We believe that MFFO with these adjustments, like those already included in FFO, are helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which is not immediately apparent from reported net loss attributable to the Company. As such, we believe MFFO, in addition to net loss attributable to Company and cash flows from operating activities, each as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance. Management considers the following item in the calculation of MFFO:

Acquisition costs: In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analysis differentiates costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for these types of investments were capitalized; however beginning in 2009 acquisition costs related to business combinations are expensed. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management’s analysis of the investing and operating performance of our properties.

The following is the calculation of FFO and MFFO for each of the last four quarters ended December 31, 2009.

	Three Months Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Net loss attributable to Company	$(1,500,588)	$(1,083,231)	$(933,787)	$(954,316)
Add:
Depreciation and amortization — consolidated entities	1,199,175	886,304	874,755	851,830
Depreciation and amortization — unconsolidated entities	17,165	17,165	17,165	17,165
Less:
Depreciation and amortization of noncontrolling interests	(405,861)	(266,479)	(258,656)	(272,046)

FFO	(690,109)	(446,241)	(300,523)	(357,367)
Other Adjustments:
Acquisition costs	973,047	—	—	—
MFFO	282,938	—	—	—
FFO per share — basic and diluted	(0.16)	(0.11)	(0.08)	(0.09)
MFFO per share — basic and diluted	0.06	—	—	—
Weighted average common shares outstanding — basic and diluted	4,392,804	4,164,288	3,997,063	3,785,005

Our Property Performance — Net Operating Income

Our net operating income for the year ended December 31, 2009 was $7,404,408 compared to $6,274,668 for the year ended December 31, 2008 and $3,337,477 for the year ended December 31, 2007.

We consider net operating income to be an appropriate supplemental performance measure because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the property, such as depreciation, interest expense, interest income and general and administrative expenses. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate investment community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount. We believe that the line on our consolidated statement of operations entitled “Net Loss Attributable to Company” is the most directly comparable GAAP measure to net operating income.

To facilitate understanding of this financial measure, a reconciliation of net operating income to our reported net loss attributable to Company has been provided for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Net operating income	$7,404,408	$6,274,668	$3,337,477
Equity in earnings of real estate joint venture	81,153	88,224	83,896
Interest income	25,550	103,788	106,622
Depreciation and amortization expense	(3,812,064)	(2,764,030)	(1,678,196)
Interest expense including amortization of deferred loan costs	(6,554,831)	(4,430,622)	(2,357,226)
General and administrative expenses	(2,427,858)	(1,873,251)	(1,036,478)
Noncontrolling interest	1,784,767	242,673	219,437
Acquisition costs	(973,047)	—	—

Net loss attributable to Company	$(4,471,922)	$(2,358,550)	$(1,324,468)

Fees and Reimbursements Paid to our Advisor and its Affiliates

Set forth below is a chart showing fees and reimbursements paid to our advisor and its affiliates during the nine months ended December 31, 2009 and the year ended December 31, 2008 in connection with our offerings.

Type of Fee or Reimbursement	Amounts Incurred Year Ended December 31, 2009	Amounts Incurred Year Ended December 31, 2008
Offering Stage:
Selling Commissions and Dealer Manager Fee	$715,868	$943,952
Wholesaling Costs	—	—
Other Organization and Offering Expenses	$282,731	$329,620
Operational Stage:
Acquisition Fees	$298,116	$646,914
Origination Fees	—	—
Reimbursement of Acquisition Expenses	—	—
Asset Management Fee	$330,123	$256,336
Expense Reimbursement	—	—
Disposition Stage:
Subordinated Disposition Fee	—	—
Subordinated Distribution of Net Sales Proceeds	—	—
Subordinated Distribution Upon Listing	—	—
Subordinated Distribution Upon Termination	—	—

As of December 31, 2009, fees and reimbursements accrued but not yet paid was approximately $2,427,858, representing general and administrative expenses due to affiliates less organization and offering costs due from affiliates.